NEWS RELEASE

Craigavon, Northern Ireland/Rockaway, NJ 10 February 2004

Galen Holdings PLC

Results for the first quarter ended 31 December 2003

Craigavon, Northern Ireland/Rockaway, New Jersey, USA - February 2004: Galen Holdings PLC ("Galen") (LSE: GAL.L, Nasdaq: GALN), announces its results for the quarter ended 31 December 2003.

Financial Highlights for the Quarter
	Quarter ended 31 December 2003 ($ m)	Quarter ended 31 December 2002 ($ m)	Change (%)
Revenues	140.9	68.6	105%

Operating Profit1	72.9	24.9	193%
Adjusted earnings per share1 (Cents)	30.3	12.7	139%

Statutory Operating Profit	52.8	14.4	267%
Statutory earnings per share (Cents)	19.3	7.0	176%

1 Operating profit and adjusted earnings per share, which are the primary performance measures used by management, are presented before amortisation of intangibles and goodwill and exceptional items. Reconciliations of statutory and adjusted items are given in the profit and loss account and Note 2 to the results.

* Earnings per ordinary share, before amortisation of goodwill, intangible assets and exceptional items, increased to 30.3 cents, up 139% over the prior year.

* Operating profit, before amortisation of goodwill and intangibles, rose to $72.9 million (a 52% margin) compared to $24.9 million (a 36% margin) in the same quarter last year, an increase of 193%.

* Total pharmaceutical product revenues increased by 105% to $140.9 million from $68.6 million. Products which performed strongly during the quarter included Sarafem (R), femhrt (R) and Ovcon (R) (see page 3 for breakdown).

* During the quarter, the business generated cash of $47.3 million. Cash at 31 December 2003 was $167.5 million. Net debt at the end of the quarter was $174.1 million.

Business Highlights for the Quarter

* Submitted a New Drug Application (NDA) for Femtrace (TM), an oral estradiol acetate product for the treatment of the symptoms of menopause. The NDA was accepted for filing by the Food and Drug Administration (FDA) in December.

* Sold PDMS, our contract manufacturing division, for $36 million on 2 December 2003.

* Received final approval from the FDA for Ovcon (R) 35 chewable tablets, our successor product to Ovcon (R), which will be protected by a new patent and 3-year Hatch-Waxman exclusivity

* Completed the deployment of our new 186 person sales force (Warner Chilcott Specialty) and associated management to promote Estrostep (R), Sarafem (R), Doryx (R) and Dovonex (R).

Commenting on the results, Roger Boissonneault, Chief Executive, said:

"During the first quarter of our 2004 financial year, the Company has generated revenues in excess of $140 million, illustrating the excellent product portfolio that we have to drive future growth. With our two sales forces now fully in place, we look forward to the rest of 2004 with confidence."

For further information, please contact:

Galen Holdings PLC

David G. Kelly Tel: + 44 (0) 28 3836 3634

Financial Dynamics

Andrew Dowler / Francetta Carr Tel: + 44 (0) 20 7831 3113

For further information on Galen visit: www galenplc com

A conference call will take place at 12.00pm (GMT) today. Please call Mo Noonan on 020 7269 7116 for further details.

Note:

Forward looking statements in this report, including, without limitation, statements relating to Galen's plans, strategies, objectives, expectations, intentions and adequacy of resources, are made pursuant to the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, performance or achievements of Galen to be materially different from any future results, performance or achievements expressed or implied by such forward looking statements. These factors include, among others, the following: Galen's ability to manage its growth, government regulation affecting the development, manufacture, marketing and sale of pharmaceutical products, customer acceptance of new products, competitive factors in the industries in which Galen operates, the loss of key senior management or scientific staff, exchange rate fluctuations, general economic and business conditions, and other factors described in filings of Galen with the SEC. Galen undertakes no obligation to publicly update or revise any forward looking statement, whether as a result of new information, future events or otherwise.

Commentary on the results for the first quarter 31 December 2003

Sales & Marketing

The Group achieved significant growth in each of its key pharmaceutical products as illustrated by the table below.

PRODUCTS	Q1 2004 $M's	Q1 2003 $M's	QOQ Growth %
Oral Contraception
Ovcon (R)	16.2	12.4	31%
Estrostep (R)	12.9	N/A	N/A
Loestrin (R)	10.8	N/A	N/A
HRT
Estrace (R) Cream	13.0	10.7	21%
femhrt (R)	17.2	N/A	N/A
Femring (R)	0.8	N/A	N/A
Estrace (R) Tablets	2.0	4.6	-57%
Dermatology
Doryx (R)	15.7	13.8	14%
PMDD
Sarafem (R)	24.6	N/A	N/A
Other
U.S.	8.7	8.0	9%
U.K. & INTL.	19.0	19.1	-1%
Total	140.9	68.6	105%

For the quarter ended 31 December 2003, product sales were $140.9 million, an increase of 105% over the same quarter last year. This increase was driven largely by those products we added during 2003: Sarafem (R), Estrostep (R), Loestrin (R) and femhrt (R), none of which had revenues in the first quarter of 2003.

However, sales growth for those key products for which there are comparables i.e. Ovcon (R), Estrace (R) Cream and Doryx (R), remained strong with Ovcon (R) showing growth of 31% and Estrace (R) Cream 21%. The rate of growth in Doryx (R) slowed to 14% which we attribute to the fact that the promotion for this product was moved from our more experienced sales force to the new Warner Chilcott Specialty sales force. We would expect this growth rate to pick up again during the year. Of the newly acquired products, Sarafem (R) and femhrt (R) performed well during the quarter, with revenues of $24.6 million and $17.2 million respectively. During the past twelve months we made significant investment in the creation of our 186 person Warner Chilcott Specialty sales force. With two (Warner Chilcott Women's Healthcare and Warner Chilcott Specialty) sales forces and new product management teams now in place, we look forward to realizing the full potential of our existing, newly acquired and internally developed products.

During the quarter we also commenced in earnest the promotion of Dovonex (R) for mild to moderate psoriasis. We are excited by the potential for this product and for the follow-on product, Dovobet (R), which was developed by LEO Pharma and is currently available in 24 countries.

Margins

The gross margin for the quarter was 84.2% compared to 77.7% in the same quarter last year. The evolution of our product mix towards higher margin products has contributed to this improvement.

Selling, general and administrative costs were $38.7 million in the quarter, an increase of 69% over the same quarter last year. While this quarter contained some direct-to-consumer advertising costs associated with the Femring (R) launch, most of these costs were expensed in the fourth quarter of the 2003 financial year and we expect that SG & A costs will stabilize at this level now that our two sales forces are fully deployed.

Operating profit, before amortisation of goodwill and intangibles, was $72.9 million, an increase of 193% over the same quarter last year. This represents an operating margin of 52%, compared to 36% a year ago. The higher operating margin illustrates the efficiency of the business model we have adopted, focused on branded products in the U.S.

Research & Development

Research and development costs were $6.9 million for the quarter ended 31 December 2003, an increase of 26% over the same quarter last year.

Our ongoing commitment to investing in new products in our core therapeutic categories continues to deliver results. Last year we received final approval for two NDAs and we are pleased to announce that our NDA for Femtrace (TM), our oral estradiol acetate product for the treatment of menopause, was accepted for filing by the FDA in December. We also continue to progress with NDAs for a new Doryx (R) product and Metroring (TM) a vaginal ring containing metronidozole for the treatment of bacterial vaginosis.

Liquidity

Cash generated from operations during the quarter ended 31 December 2003 was $47.3 million, compared to $22.7 million in the same quarter last year, an increase of 108%. Cash on hand was $167.5 million at the end of the quarter and net debt was $174.1 million.

Unaudited results for the period ended 31 December 2003

Consolidated profit and loss account - UK GAAP
	Unaudited Quarter ended 31 December		Audited Year ended 30 September
	2003	2002	2003
	$'000	$'000	$'000
Turnover	140,852	68,643	432,262
Cost of sales	22,306	15,328	77,152
Gross profit	118,546	53,315	355,110
Net operating expenses
Selling, general and administrative expenses	38,727	22,937	139,471
Research and development	6,874	5,437	28,685
Goodwill amortisation	5,800	5,763	23,479
Intangibles amortisation	14,309	4,752	38,530
Total net operating expenses	65,710	38,889	230,165
Operating profit
Before amortisation of goodwill and intangibles	72,945	24,941	186,954
Goodwill amortisation	(5,800)	(5,763)	(23,479)
Intangibles amortisation	(14,309)	(4,752)	(38,530)
Total operating profit	52,836	14,426	124,945
Investment income	269	2,484	3,188
Profit on ordinary activities before interest	53,105	16,910	128,133
Interest payable and similar charges	4,115	1,660	11,752
Profit on ordinary activities before taxation	48,990	15,250	116,381
Tax on profit on ordinary activities	13,453	2,479	22,345
Profit on ordinary activities after taxation	35,537	12,771	94,036
Dividends	-	-	10,804
Retained profit for the financial period	35,537	12,771	83,232
Earnings per share (cents)	19.3	7.0	51.2
Diluted earnings per share (cents)	19.1	6.9	51.0
Adjusted earnings per share (cents)	30.3	12.7	85.2
Adjusted diluted earnings per share (cents)	29.9	12.7	84.8

Unaudited results for the period ended 31 December 2003

Consolidated balance sheet - UK GAAP

	Unaudited 31 December		Audited 30 September
	2003	2002	2003
	$'000	$'000	$'000
Fixed assets
Intangible assets	1,430,705	730,018	1,450,586
Tangible assets	29,104	63,019	62,094
	1,459,809	793,037	1,512,680
Current assets
Stocks	33,247	26,165	32,808
Debtors	66,329	37,715	48,866
Cash at bank and in hand	167,500	331,251	89,073
	267,076	395,131	170,747
Creditors: amounts falling due within one year	227,284	72,098	221,027
Net current assets	39,792	323,033	(50,280)
Total assets less current liabilities	1,499,601	1,116,070	1,462,400
Creditors: amounts falling due after more than one year	(327,679)	(50,650)	(334,567)
Provisions for liabilities and charges	-	(3,921)	-
Deferred income	(2,904)	(6,072)	(5,931)
Net assets	1,169,018	1,055,427	1,121,902

Capital and reserves
Called up share capital	29,816	29,981	29,644
Share premium account	390,223	382,762	383,219
Capital redemption reserve	323	323	323
Merger reserve	457,800	457,800	457,800
Profit and loss account	290,856	184,561	250,916
Equity shareholders' funds	1,169,018	1,055,427	1,121,902

Unaudited results for the period ended 31 December 2003

Consolidated cash flow statement - UK GAAP

	Unaudited Quarter ended 31 December		Audited Year ended 30 September
	2003	2002	2003
	$'000	$'000	$'000
Net cash inflow from operating activities	47,253	22,697	202,822
Returns on investments and servicing of finance
Interest paid	(1,589)	(113)	(11,502)
Interest received	269	1,710	4,091
	(1,320)	1,597	(7,411)
Taxation
Corporation tax paid	(5,787)	(2,166)	(31,244)
Capital expenditure
Purchase of tangible fixed assets	(1,806)	(2,518)	(6,164)
Sale of tangible fixed assets	-	-	40
Purchase of intangible fixed assets	(2,308)	-	(664,229)
Government grant received	383	-	530
	(3,731)	(2,518)	(669,823)
Acquisitions and disposals
Sale of fixed assets (net of costs)	35,783	(324)	(324)
Equity dividends paid	-	-	(9,241)
Net cash flow before management of liquid resources and financing	72,198	19,286	(515,221)
Management of liquid resources
(Increase)/decrease in short term deposits	(62,650)	(18,000)	215,400
Financing
Issue of ordinary share capital (net of expenses)	7,176	(769)	536
Loan notes repaid	-	-	(2,925)
Loans (repaid)/obtained (net)	(710)	(138)	294,085
Principal repayment under hire purchase agreements	(236)	(139)	(414)
	6,230	(1,046)	291,282
Increase /(decrease) in cash in the period	15,778	240	(8,539)

Unaudited results for the period ended 31 December 2003

Notes to results

1 Basis of preparation

The financial information for the quarters ended 31 December 2003 and 2002, which is unaudited and does not constitute statutory accounts, has been prepared using accounting policies consistent with those set out in the group's 30 September 2003 statutory accounts.

The abridged financial information for the year ended 30 September 2003 has been extracted from the group's statutory accounts for that year, which will be filed with the Registrar of Companies. The report of the auditors on those accounts was unqualified.

  Earnings per share

  Earnings per ordinary share is based on profit for the financial period and on the weighted average number of ordinary shares in issue during the period, excluding those held in the employee share trust. Diluted earnings per share is calculated using an adjusted number of shares reflecting the number of dilutive shares under option. Adjusted earnings per share figures reflecting the results from continuing operations before the impact of exceptional items and goodwill and intangibles amortisation have been calculated to provide shareholders with a clearer understanding of the underlying trading performance of the group (see below).

  The weighted average numbers of shares used in the calculation of earnings per share are as follows:
	Quarter ended 31 December		Year ended 30 September
	2003 Number	2002 Number	2003 Number
Weighted average number of shares:
Basic	183,849,142	183,188,688	183,574,057
Diluted	186,086,722	183,930,198	184,504,240

	Quarter ended 31 December		Year ended 30 September
Adjusted earnings per share (cents)	2003	2002	2003
Statutory earnings per ordinary share	19.3	7.0	51.2
Adjustments
Goodwill and intangibles amortisation	11.0	5.7	33.8
Exceptional costs of notes redemption	-	-	0.2
Adjusted earnings per share - basic	30.3	12.7	85.2

  Reconciliation of operating profit to net cash inflow from operating activities

	Quarter ended 31 December
	2003	2002
	$'000	$'000
Operating profit	52,836	14,426
Depreciation	1,300	1,441
Amortisation of intangibles	20,109	10,515
Capital grants release	(272)	(226)
Profit on sale of fixed assets	(427)	-
(Increase)/decrease in stocks	(439)	737
(Increase)/decrease in debtors	(17,697)	320
Decrease in creditors	(8,992)	(4,154)
Exchange difference	835	(362)
Net cash inflow from operating activities	47,253	22,697

Summary of differences between UK and US Generally Accepted Accounting Principles ("GAAP")

  Profit for the period and shareholders' funds

The group financial statements are prepared in accordance with UK GAAP which differs in certain significant respects from US GAAP. The effect of the US GAAP adjustments to profit for the financial period and equity shareholders' funds are set out in the tables below:
	3 months to 31 December
	2003	2002
	$'000	$'000
	Unaudited
(a) Reconciliation of profit for the period to US GAAP
Profit for the financial period under UK GAAP	35,537	12,771
US GAAP adjustments:
Amortisation of goodwill	5,800	5,763
Impact of discounted contingent consideration	1,822	-
Amortisation of intangibles	(1,755)	(545)
Depreciation of interest capitalised	(13)	(13)
Deferred taxation	1,494	(3,440)
Compensation expense	(295)	(82)
Deferred tax effect of US GAAP adjustments	110	394
US GAAP adjustments total	7,163	2,077
Profit for the financial period under US GAAP	42,700	14,848

	As at 31 December 2003	As at 30 September 2003
	$'000	$'000
	Unaudited
(b) Effect on equity shareholders' funds of differences between UK GAAP and US GAAP
Equity shareholders' funds under UK GAAP	1,169,018	1,121,902
US GAAP adjustments:
Acquisition accounting	(110,849)	(114,896)
Impact of discounted contingent consideration	3,522	1,700
Functional currency adjustment	21,906	21,906
Capitalisation of interest	2,488	2,501
Deferred taxation	(41,714)	(43,318)
Employee benefit trust	(12,299)	(11,459)
Share premium account	12,299	11,459
Dividends	7,330	7,330
US GAAP adjustments total	(117,317)	(124,777)
Equity shareholders' funds under US GAAP	1,051,701	997,125

Unaudited consolidated balance sheets - US GAAP

(In thousands of US dollars)
	As at December 31	Audited As at September 30
	2003	2003
	$'000	$'000
Assets
Current assets:
Cash and cash equivalents	167,500	89,073
Accounts receivable, net	49,630	38,042
Inventories	33,247	32,808
Prepaid expense and other assets	12,918	6,808
	263,295	166,731
Property, plant and equipment, net	31,593	64,594
Intangible assets, net	1,094,581	1,109,106
Goodwill, net	224,934	224,934
Total assets	1,614,403	1,565,365
Liabilities
Current liabilities:
Accounts payable	15,978	19,592
Accrued and other liabilities	66,461	70,848
Current instalments of long-term debt	102,813	103,088
Current instalments of obligation under capital leases	-	233
Income taxes	25,108	17,442
Total current liabilities	210,360	211,203
Other liabilities:
Long-term debt, excluding current instalments	238,769	239,065
Long-term obligations under capital leases, excluding current instalments	-	3
Deferred income taxes	110,669	112,038
Other non-current liabilities	2,904	5,931
Total liabilities	562,702	568,240
Shareholders' equity
Ordinary shares, par value (pounds sterling) 0.10 per share; 250,000,000 (September 30, 2003; 250,000,000) shares authorised,189,091,531shares issued and outstanding at December 31, 2003 and 188,209,895 issued and outstanding at September 30, 2003	30,218	30,046
Additional paid in capital	683,829	676,528
Retained earnings	321,420	278,720
Treasury stock	(23,638)	(23,638)
Accumulated other comprehensive income	39,872	35,469
Total shareholders' equity	1,051,701	997,125
Total liabilities and shareholders' equity	1,614,403	1,565,365

Unaudited consolidated statement of operations - US GAAP

(In thousands of US dollars, except per share data)
	Quarter ended December 31
	2003	2002
	$'000	$'000
Revenues	140,852	68,643
Operating expenses
Cost of sales (excluding depreciation shown separately below)	21,556	14,274
Selling, general and administrative	38,472	22,630
Research and development	6,874	5,437
Depreciation	1,313	1,455
Amortisation	14,752	5,297
Total operating expenses	82,967	49,093
Operating income	57,885	19,550
Other (expense) / income
Interest income	269	2,484
Interest expense	(3,605)	(1,660)
Total other (expense) / income	(3,336)	824
Income before taxes	54,549	20,374
Provision for income taxes	11,849	5,526
Net income	42,700	14,848
Basic and diluted net income per ordinary share	0.23	0.08
Basic net income per ADS equivalent	0.93	0.32
Diluted net income per ADS equivalent	0.92	0.32
Weighted average ordinary shares outstanding
Basic	183,849,142	183,188,688
Diluted	186,086,722	183,930,198
Weighted average ADS equivalents outstanding
Basic	45,962,286	45,797,172
Diluted	46,521,680	45,982,550

Unaudited consolidated statements of cash flows - US GAAP

(In thousands of US dollars)
	Quarter ended December 31
	2003	2002
	$'000	$'000
Cash flows from operating activities
Net income	42,700	14,848
Adjustment to reconcile net income to net cash provided by operating activities:
Depreciation	1,313	1,455
Amortisation of intangibles	14,752	5,297
Gain on sale of fixed assets	(427)	-
Amortisation of government grants	(272)	(226)
Long term debt finance costs (net)	57	(47)
Stock compensation expense	295	81
Changes in assets and liabilities:
Increase in accounts receivable, prepaid expense and other assets	(17,699)	(334)
(Increase) / decrease in inventories	(439)	737
Decrease in accounts payable, accrued liabilities and other liabilities	(7,033)	(2,595)
Income taxes	6,063	3,537
Foreign exchange gain / (loss)	797	(626)
Net cash provided by operating activities	40,107	22,127

Cash flows from investing activities
Purchase of tangible fixed assets	(1,806)	(2,518)
Purchase of intangible fixed assets	(2,308)	-
Government grant received	383	-
Proceeds from sale of businesses (net of costs)	35,783	(324)
Net cash provided by /(used in) investing activities	32,052	(2,842)
Cash flows from financing activities
Long term debt repaid	(710)	(138)
Payments under capital leases	(236)	(139)
Proceeds from share capital issue (net of expenses)	7,176	(769)
Net cash provided by / (used in) financing activities	6,230	(1,046)

Net increase in cash and cash equivalents	78,389	18,239
Cash and cash equivalents, beginning of period	89,073	313,012
Foreign exchange adjustment on cash and cash equivalents	38	-
Cash and cash equivalents, end of period	167,500	331,251